Exhibit 12.1

Inergy Midstream L.P. and Subsidiary

Computation of Earnings to Fixed Charges

(in millions)

	Nine Months Ended 6/30/13	Year Ended
		9/30/2012	9/30/2011	9/30/2010	9/30/2009	9/30/2008
Earnings:
Net income	8.7	65.7	53.5	43.2	38.1	38.3
Income taxes	0.0	0.0	0.0	0.0	0.0	0.0
Interest expense	24.2	1.8	0.0	0.0	0.0	0.0
Amortization of interest capitalized in prior periods	1.0	1.0	0.6	0.5	0.2	0.1
Interest portion of operating leases	0.1	0.2	0.1	0.1	0.0	0.0

Earnings for ratio calculation	34.0	68.7	54.2	43.8	38.3	38.4

Fixed charges:
Interest expense	24.2	1.8	0.0	0.0	0.0	0.0
Capitalized Interest	3.4	5.3	8.7	6.4	5.9	2.3
Interest portion of operating leases	0.1	0.2	0.1	0.1	0.0	0.0

Total fixed charges	27.7	7.3	8.8	6.5	5.9	2.3

Ratio of earnings to fixed charges	1.23	9.41	6.16	6.74	6.49	16.70

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus amortization of interest capitalized in prior periods and interest expense. Fixed charges consist of interest on all indebtedness including interest capitalized, amortization of deferred financing costs, interest expense related to the write-off of deferred financing costs, and the interest portion of rental expense.